Updates on Reducer and Tiara Programs Will be Presented at Advanced Cardiovascular Intervention 2020 Meeting

Neovasc Provides Corporate Update

Vancouver, BC, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that Clinicians will provide an update on its Neovasc Reducer™ ("Reducer") as well as on its Tiara™ ("Tiara") mitral valve program, including its transfemoral trans-septal ("TF/TS") delivery system at the Advanced Cardiovascular Intervention (ACI) meeting, which takes place January 22-24 in London.

"We are excited that Clinicians will present important program updates for our key technologies this week at the prestigious ACI 2020 meeting in London. Both our Neovasc Reducer device and our Tiara mitral valve programs will be highlighted during the program," said Fred Colen, CEO of Neovasc.

Presentation details:

Session:	Percutaneous mitral valve replacement - when will it be ready?

Topic/Theme:	Transcatheter mitral valve replacement update including the Tiara program

Date/Time:	Jan. 22, 2020, 3:40pm

Location:	Main Auditorium

London Hilton Metropole

Speaker:	Simon Redwood, MD, St. Thomas' Hospital, London

Session:	SESSION 12a: CASE PRESENTATIONS

Topic/Theme:	Case #1, Neovasc Reducer System

Date/Time:	Jan. 23, 2020, 2:30pm

Location:	Meeting Room B, 2nd floor, West Wing

London Hilton Metropole

Speaker:	Laura Starr, Senior Sister, Dorset County Hospital

The British Cardiovascular Society describes ACI as the principal opportunity for its extended family of cardiac catheter lab teams to meet in London to exchange opinion and experiences and an essential part of their revalidation process and ongoing education.

Corporate Update

The Company confirms that all the pre-funded warrants from the January 6, 2020 $10M financing have been exercised and that the issued and outstanding share capital of the company is now 11,133,369. The exercise of these pre-funded warrants did not increase the Company's fully diluted share count. The Company also confirms that the market value of listed securities ("MVLS") of the Company has exceeded $35M for two consecutive trading days (as measured by the closing bid price) and, if the Company maintains an MVLS of at least $35M for a further eight consecutive trading days, it would satisfy the MVLS requirement of ten consecutive trading days on Thursday January 30, 2020.  The Nasdaq has discretion to require satisfaction of the $35M MVLS requirement for a period in excess of ten consecutive trading days and we will notify the market on or around January 30, 2020 if Nasdaq uses that discretion or if they notify the Company that it has regained compliance with the MVLS requirement.

About the Transfemoral Trans-septal ("TF/TS") Tiara System

The TF/TS development program is based on a concept that allows for a very controlled and predictable implantation procedure similar to Neovasc's Tiara transapical program. Through numerous evaluations with in vitro test methods, including system trackability, deployment accuracy, and hydrodynamic assessment, as well as four acute animal trials, the Neovasc team has narrowed the TF/TS Tiara system down to a system design concept utilizing a new delivery system coupled with a lower-profile valve implant that shows strong potential. The Company expects to initiate a clinical feasibility study in late 2020.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. 1

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long‐term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to the Company having sufficient operating cash to last into Q3 2020, continuing to turnaround the Company, the Company seeking to enter the US market by 2021 with the Reducer, including FDA approval, the potential broader support for treatment populations with the Reducer, the potential for the Reducer to be a treatment option for the ANOCA population, expectations as to ramping up the Reducer and increasing the volume of Reducer implants in Europe, potential amendments to the 2017 Notes, execution of the Company's four-pronged value creation strategy, including expectations as to Reducer's clinical evidence supporting the efficacy and safety profile required for approval of the application in late 2020 or early 2021 and beliefs as to the transfemoral/transseptal delivery of Tiara having distinct advantages over TA delivery and retrievability and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839